Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

The ratio of earnings to fixed charges for the periods indicated are stated below. For this purpose, “earnings” include pre-tax earnings before income from equity investees plus fixed charges and distributed income of equity investees. “Fixed charges” include interest, amortization of debt expense and the portion of rental expense that is representative of the interest factor in these rentals.

	Predecessor		Successor
	Year Ended December 31, 2009	Eleven Months Ended November 30, 2010	June 23, 2010 (Inception Date – December 31, 2010	Year Ended December 31,			Nine Months Ended September 30, 2014
				2011	2012	2013
Earnings:
Earnings (loss) before income taxes	$89.5	$128.1	$24.8	$28.3	$207.4	$235.3	$229.1
less:
Income (loss) from equity investees	1.1	5.4	0.1	5.7	12.3	10.1	0.9
add:
Fixed charges	2.1	2.1	3.9	50.2	49.7	35.4	25.7
Distributed income of equity investees	1.4	6.0	0.7	8.0	14.5	11.1	3.9

Adjusted earnings (loss)	$91.9	$130.8	$29.3	$80.8	$259.3	$271.7	$257.8

Fixed charges:
Interest expense	0.4	0.3	3.2	42.1	41.9	27.4	19.3
Estimate of interest within rental expense	1.7	1.8	0.7	8.1	7.8	8.0	6.4

Fixed charges	$2.1	$2.1	$3.9	$50.2	$49.7	$35.4	$25.7

Ratio of earnings to fixed charges	43.8	62.3	7.5	1.6	5.0	7.7	10.0